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Exhibit 12.1

B&G FOODS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	Year Ended Jan. 3, 2004	Year Ended Dec. 28, 2002	Year Ended Dec. 29, 2001
Income before income tax expense	$24,687	$24,505	$10,027
Add:
Interest expense	26,535	23,940	27,875
Amortization of deferred financing costs	4,670	2,686	1,972
Portion of rents representative of the interest factor	1,054	986	1,039

Income as adjusted	$59,946	$52,117	$40,913

Fixed charges:
Interest expense	$26,535	$23,940	$27,875
Amortization of deferred financing costs	4,670	2,686	1,972
Portion of rents representative of the interest factor	1,054	986	1,039

Fixed charges	$32,259	$27,612	$30,886

Ratio of earnings to fixed charges	1.77	1.89	1.32

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B&G FOODS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT RATIOS)